699 Eighth Street San Francisco California 94103

October 31, 2016

VIA EDGAR AND OVERNIGHT MAIL Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services Mail Stop 4561 100 F Street N.E. Washington DC 20549
Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K
Furnished on August 4, 2016
File No. 001-35375
Filed February 19, 2016

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is submitting this letter via EDGAR and overnight mail in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 24, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 45

1.

We note your response to prior comment 1. We believe your non-GAAP presentation that includes the change in deferred revenue substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, we acknowledge the comment and advise the Staff that beginning with our earnings release for the quarter ending September 30, 2016 (“Q3 2016”), we will no longer adjust for the change in deferred revenue in our calculation of Adjusted EBITDA and Adjusted EBITDA range. In addition, going forward, we will remove all references and disclosures in our earnings releases related to non-GAAP net income (loss), non-GAAP net income (loss) per share, non-GAAP net income (loss) range and non-GAAP net income (loss) per share range. However, one final time for the earnings release for Q3 2016, we will also disclose Adjusted EBITDA using our prior conventions, in order to facilitate the reconciliation of our adjusted EBITDA for Q3 2016 to the ranges for Q3 2016 communicated by us in our earnings release for the quarter ending June 30, 2016.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President